SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

17 October 2003


03032892

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully



Monica Poh (Ms)
Senior Legal Counsel



Encs.



/Announcement/Submission to SEC/MP/at

MASNET No. 1 OF 14.10.2003
Announcement No. 1

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT
- DEUTSCHE TELEKOM'S NEW OFFER TO SELL GLOBE SHARES

Singapore Telecommunications Limited ("SingTel") wishes to announce that Singapore Telecom International Pte Ltd ("STI"), a wholly-owned subsidiary of SingTel, and Ayala Corporation ("AC") have received a new offer from DeTeAsia Holding GmbH ("DT"), a wholly-owned subsidiary of Deutsche Telekom AG, to sell DT's entire 24.8% stake in Globe Telecom, Inc. ("Globe"), comprising 37,674,681 common shares, to STI and AC. The offer is not contingent upon all of the total number of shares offered being purchased by STI and AC. STI and AC will evaluate DT's offer and will respond to DT within 45 days in accordance with the rights of first offer among the three parties.

As at 13 October 2003, STI, AC and DT own 29.1%, 32.7% and 24.8% of the common shares of Globe respectively.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 14 October 2003

Submitted by Chan Su Shan (Ms), Company Secretary on 14/10/2003 to the SGX

MASNET No. 13 OF 15.10.2003
Announcement No. 14

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT
ACCEPTANCE OF DEUTSCHE TELEKOM'S OFFER TO SELL GLOBE SHARES

Singapore Telecommunications Limited wishes to announce that its wholly-owned subsidiary, Singapore Telecom International Pte Ltd ("STI"), has accepted the offer from DeTeAsia Holding GmbH ("DT") to purchase from DT 21,637,016 common shares of Globe Telecom, Inc. ("Accepted Shares") at P680 per share. STI has advised DT that it reserves the option to designate Globe Telecom, Inc. or any of its affiliates to purchase part of its Accepted Shares prior to the execution of the share purchase agreement. The parties are in the process of finalising the definitive agreements.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 15 October 2003

Submitted by Chan Su Shan (Ms), Company Secretary on 15/10/2003 to the SGX

MASNET No. 71 OF 16.10.2003
Announcement No. 71

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT
ACCEPTANCE OF DEUTSCHE TELEKOM'S OFFER TO SELL GLOBE SHARES

Further to the announcement made by Singapore Telecommunications Limited (" SingTel") on 15 October 2003, SingTel wishes to announce that, following the approval by the Special Committee of the Board of Directors of Globe Telecom, Inc. ("Globe") for the purchase of 12,000,000 Globe common shares from DeTeAsia Holding GmbH (" DeTeAsia"), the number of common shares of Globe that Singapore Telecom International Pte Ltd ("STI"), a wholly-owned subsidiary of SingTel, has agreed to purchase from DeTeAsia will be reduced from 21,637,016 common shares to 15,637,016 common shares. Upon completion of the purchase, STI and Ayala Corporation will each hold 42.7 per cent. of Globe. The aggregate cash consideration to be paid by STI will be approximately P10.63 billion (or S$339 million based on an exchange rate of P31.407 to S$1.00) at P680 per common share. The consideration was arrived at on a willing-seller willing-buyer basis. STI took into account the financial performance and market potential of Globe in arriving at the purchase price.

As at 16 October 2003, the closing market price of the Globe common shares was P745 per common share.

The parties are in the process of finalising the definitive agreements.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 16 October 2003

Submitted by Chan Su Shan (Ms), Company Secretary on 16/10/2003 to the SGX